SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         SALIVA DIAGNOSTIC SYSTEMS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.001 par value
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                         (Title of class of securities)

                                   795427202
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                                 (CUSIP number)

  Samuel M. Krieger, Esq., 39 Broadway, New York, New York 10006 (212)-363-2900
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 19, 2003
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 5 Pages)

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 795427202                      13D                   Page 2 of 5 Pages

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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Leo Ehrlich
                 Social Security No. 086504634
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                 SC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                  |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                            7    SOLE VOTING POWER

    NUMBER OF                    4,000,000 shares
      SHARES
   BENEFICIALLY             ----------------------------------------------------
     OWNED BY               8    SHARED VOTING POWER
       EACH
    REPORTING
   PERSON WITH              ----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 4,000,000 shares
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Reporting Person owns 4,000,000 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 13.11%
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14       TYPE OF REPORTING PERSON

                 IN
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

                                                               Page 3 of 5 Pages


ITEM 1.  Security and Issuer

                 Common Stock, $.001 par value
                 SALIVA DIAGNOSTIC SYSTEMS, INC.
                 2294 Nostrand Avenue
                 Brooklyn, NY 11210


ITEM 2.  Identity and background:

         a.      Leo Ehrlich
         b. c/o SALIVA DIAGNOSTIC SYSTEMS, INC. 2294 Nostrand Ave Brooklyn, NY 11230
         c.      CEO of the Issuer
         d.      None
         e.      None
         f.      United States


ITEM 3.  Source and Amount of Funds or Other Consideration

                                     Issuer

                  In February 2003, the Issuer issued Reporting Person, as President and CEO of the Issuer, 4,000,000 shares of Common Stock in lieu of compensation for past services rendered. The shares were valued at the market trading price of $.06 per share less a 30% discount in light of their restricted status. The Company recorded a payroll expense and related accrual of $168,000 in the 2002 audited financial statements.


ITEM 4.  Purpose of Transaction

                  The Issuer issued the shares to Reporting Person, as President and CEO of the Issuer, in lieu of compensation for past services rendered.

                                                               Page 4 of 5 Pages


ITEM 5.  Interest in Securities of Issuer

         a.&b. Based on information supplied by the Issuer, as of December 1, 2004, there were 30,509,491 shares of Common Stock outstanding. Reporting person owns 4,000,000 shares of Common Stock, 13.11% of that class.

         c.    None
         d.    N/A
         e.    N/A


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None


ITEM 7.  Material to be filed as Exhibits

         None

                                                               Page 5 of 5 Pages


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December __, 2004


---------------------------------
         Leo Ehrlich


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.